TEVA LAUNCHES GENERIC ABILIFY® TABLETS
IN THE UNITED STATES

Jerusalem, April 28, 2015 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) today announced the launch of the generic equivalent to Abilify® (aripiprazole) Tablets, 2 mg, 5 mg, 10 mg, 15 mg, 20 mg, and 30 mg, in the United States. Aripiprazole tablets, an atypical antipsychotic medication, are approved for the treatment of schizophrenia and for the acute treatment of manic and mixed episodes associated with bipolar I disorder.

“Our commitment at Teva is to make affordable, high-quality generic medicines available to millions of patients every day. We are pleased to launch generic Aripiprazole tablets and offer a generic treatment for patients suffering from schizophrenia and bipolar I disorder,” said Siggi Olafsson, President and CEO, Global Generic Medicines for Teva.

Teva remains involved in a patent litigation in the U.S. District Court for the District of New Jersey in which Otsuka Pharmaceutical Co., Ltd. has asserted three patents, and recently requested a temporary restraining order (TRO) based solely on one of those patents, a combination patent, to block generic competition beyond the April 20, 2015 expiration of pediatric exclusivity on Otsuka’s compound patent.  On April 16, 2015, the District Court denied Otsuka’s request for a TRO based on the combination patent, finding that Otsuka’s likelihood of success on the merits is low.

Schizophrenia is a complex, long-term medical illness that affects a person’s ability to think clearly, manage emotions, make decisions and relate to others. Approximately one percent of adult Americans live with schizophrenia. Schizophrenia is a chronic and disabling brain disorder that affects men and women equally, where people interpret reality abnormally. Symptoms of schizophrenia may include hallucinations, delusions, trouble with thinking and concentration, and lack of motivation.

There are several types of bipolar disorder. Bipolar I disorder is a specific type of bipolar disorder characterized by manic or mixed episodes of feelings of extreme irritability or euphoria. Bipolar I disorder is the most severe form of the illness marked by extreme manic episodes.

Abilify® (aripiprazole) Tablets, marketed by Otsuka Pharmaceutical, had annual sales of approximately $7.8 billion in the United States, according to IMS data as of December 2014.

About Aripiprazole Tablets

Aripiprazole tablets are indicated for:

•	Treatment of schizophrenia in adults and adolescents (13 to 17 years of age).

•	Acute treatment of manic and mixed episodes associated with bipolar I disorder as monotherapy and as adjunctive therapy to lithium or valproate in adults and pediatrics (10 to 17 years of age).

Important Safety Information

Elderly patients with dementia-related psychosis treated with antipsychotic drugs are at an increased risk of death. Aripiprazole is not approved for the treatment of patients with dementia-related psychosis. Antidepressants increased the risk of suicidal thoughts and behavior in children, adolescents, and young adults in short-term studies. In patients of all ages who are started on antidepressant therapy, monitor closely for worsening, and for emergence of suicidal thoughts and behaviors. Advise families and caregivers of the need for close observation and communication with the prescriber.

Aripiprazole is contraindicated in patients with a history of a hypersensitivity reaction to aripiprazole. Reactions have ranged from pruritus/urticaria to anaphylaxis.

In clinical studies of dementia-related psychosis, there was an increased incidence of cerebrovascular adverse events, including fatalities, in aripiprazole-treated elderly patients.

A potentially fatal symptom complex sometimes referred to as Neuroleptic Malignant Syndrome (NMS) may occur with administration of antipsychotic drugs, including aripiprazole. Management of NMS should include immediate discontinuation of antipsychotic drugs and other drugs not essential to concurrent therapy, intensive symptomatic treatment, and medical monitoring.

A syndrome of potentially irreversible, involuntary, dyskinetic movements may develop in patients treated with antipsychotic drugs. If signs and symptoms of tardive dyskinesia appear in a patient on aripiprazole, drug discontinuation should be considered if clinically appropriate.

Atypical antipsychotic drugs have been associated with metabolic changes that include hyperglycemia/diabetes mellitus, dyslipidemia, and body weight gain. Monitor glucose regularly in patients with and at risk for diabetes. Clinical monitoring of weight is recommended.

Aripiprazole may cause orthostatic hypotension. Aripiprazole should be used with caution in patients with known cardiovascular disease, cerebrovascular disease, or conditions which would predispose patients to hypotension.

Leukopenia, neutropenia, and agranulocytosis have been reported with antipsychotic agents, including aripiprazole. Patients with a history of a clinically significant low WBC/ANC or drug-induced leukopenia/neutropenia should have their complete blood count monitored frequently during the first few months of therapy. Discontinuation of aripiprazole should be considered at the first sign of a clinically significant decline in WBC in the absence of other causative factors.

Aripiprazole should be used cautiously in patients with a history of seizures or with conditions that lower the seizure threshold. Conditions that lower the seizure threshold may be more prevalent in a population of 65 years or older.

Aripiprazole, like other antipsychotics, may have the potential to impair judgment, thinking, or motor skills. Patients should be cautioned about operating hazardous machinery, including automobiles, until they are reasonably certain that therapy with aripiprazole does not affect them adversely.

Disruption of the body’s ability to reduce core body temperature has been attributed to antipsychotic agents. Appropriate care is advised when prescribing aripiprazole for patients who will be experiencing conditions which may contribute to an elevation in core body temperature.

The possibility of a suicide attempt is inherent in schizophrenia and bipolar disorder, and close supervision of high-risk patients should accompany drug therapy. Prescriptions for aripiprazole should be written for the smallest quantity consistent with good patient management in order to reduce the risk of overdose.

Esophageal dysmotility and aspiration have been associated with antipsychotic drug use, including aripiprazole. Aripiprazole and other antipsychotic drugs should be used cautiously in patients at risk for aspiration pneumonia.

In clinical trials, commonly observed adverse reactions (incidence = 5% and at least twice that for placebo) were:

•	Adult patients with schizophrenia: akathisia

•	Pediatric patients (13 to 17 years) with schizophrenia: extrapyramidal disorder, somnolence, and tremor

•	Adult patients (monotherapy) with bipolar mania: akathisia, sedation, restlessness, tremor, and extrapyramidal disorder

•	Adult patients (adjunctive therapy with lithium or valproate) with bipolar mania: akathisia, insomnia, and extrapyramidal disorder

•	Pediatric patients (10 to 17 years) with bipolar mania: somnolence, extrapyramidal disorder, fatigue, nausea, akathisia, blurred vision, salivary hypersecretion, and dizziness.

Please see accompanying Full Prescribing Information, including Boxed Warning.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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